Exhibit 21.1

Phase Forward Incorporated

Subsidiaries of the Registrant

(as of March 17, 2008)

Name	Jurisdiction

Clinsoft Limited	United Kingdom
Domain Manufacturing Corporation	United States (Delaware)
Domain Manufacturing SARL	France
Domain Software Solutions Limited	United Kingdom
Domain Solutions International Holdings, Inc.	United States (Delaware)
Lincoln Technologies, Inc.	United States (Massachusetts)
Lincoln Technologies SPRL	Belgium
Phase Forward Europe Limited	United Kingdom
Phase Forward Japan KK	Japan
Phase Forward Pty Limited	Australia
Phase Forward SAS	France
Phase Forward Securities Corporation	United States (Massachusetts)
Phase Forward Software Services India Private Limited	India